

February 3, 2010

<u>Via U.S. Mail</u>

Mr. Robert P. Vogels
Chief Financial Officer
Golden Minerals Company
350 Indiana Street, Suite 800
Golden, CO 80401

> **Re:** **Golden Minerals Company**
> **Registration Statement on Form S-1**
> **Amendment No. 2 filed January 25, 2010**
> **File No. 333-162486**

Dear Mr. Vogels:

We have limited our review of your filing to the issues we have addressed in our comments, including your revised disclosures regarding the purchase agreement with Sentient, your mineral resources and your executive compensation. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1</u>

1. We reissue comment 1 from our comment letter dated November 4, 2009. Provide current disclosure and file all omitted exhibits. Once known, disclose at the top of the prospectus cover page the price range and the number of securities offered. In this regard, we note the disclosure on page 87 regarding the determination of the offering price by the underwriter where you indicate that the underwriters intend to offer the shares "at the public offering price on the cover page." You indicate the most recent price on the The Pink Sheets and the TSX but do not indicate that you will price off of the closing for either of these markets. Nor, however, do you provide a range within which the underwriter

intends to price. As a result, it does not appear that you have complied with paragraph 16 of Schedule A under the Securities Act.

2. In the latest amendment, you refer to a new purchase agreement and state that "Sentient has indicated to us that it intends to exercise in full its pre-emptive right" and thereby purchase a substantial amount of additional shares. If Sentient is not contractually bound to make such a purchase, revise to make this clear, and update the disclosure as developments warrant.

3. We note that you have updated your disclosure regarding executive compensation. Part of your revised disclosure pursuant to Item 402 of Regulation S-K appears incomplete. For example, please provide additional tabular disclosure for the 2009 fiscal year, pursuant to Item 402(c) of Regulation S-K. As appropriate, retain or expand explanatory text to place prior years in proper context.

Capitalization, page 20

4. Quantify the number of shares issued in connection with the adjustment in the number of restricted shares outstanding, as described in Note (2)(i). Note that this comment also applies to similar disclosure appearing under the section Dilution on page 23.

Dilution, page 23

5. Revise to include a calculation of dilution assuming that Sentient does not exercise its pre-emptive right in full.

Exhibit 5.1

6. Please obtain and file a legality opinion that makes clear that it covers all shares to be offered pursuant to the Form S-1. The fee table indicates that $115,000,000 of common stock is being offered, while the prospectus cover page refers to $85,000,000. The opinion instead refers to several different amounts. Once the number of shares to be offered is known, the opinion should reflect that amount.

Engineering Comments

General

7. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

Overview, pages 1 and 35

8.   We note your disclosure of mineralized material as determined by the
        independent technical report completed in January 2010. Please disclose the
        cutoff grade you used and the assumed commodity prices, operating costs and
        recovery parameters used to determine this estimate. In establishing your cut-off
        grade, your disclosure must realistically reflect the location, deposit scale,
        continuity, assumed mining method, metallurgical processes, costs, and
        reasonable metal prices, i.e. based on a three-year historic average.

Risks related to our business, pages 8 and 46

9.   We note your new disclosure about resource estimates. Such estimates do not
        have demonstrated economic viability as may be implied by the financial
        measurements disclosed with your preliminary economic assessment. These
        financial disclosures imply the existence of reserves, which you do not have.
        Further, the disclosure guidance of Form 20 - F, Item 4.D (b) (ii) states that
        estimated values of reserves should not be disclosed. Please remove the financial
        information developed and/or derived from the possible development of your
        resources. This would include estimates of your capital expenditures.

Information Regarding Mineral Resources for Canadian Investors, pages 42 and 43

10.   The provisions in Industry Guide 7 preclude the use of any terms other than
        proven or probable reserves for disclosure in SEC documents. Please remove all
        your resource disclosure from your filing.

Pánuco Area, page 53

11.   We note you report sample ranges or express values "as much as". When
        reporting the results of sampling and chemical analyses, please revise your
        disclosure to address each of the following regarding mineralization of existing or
        potential economic significance on your property:

        •   Disclose only weighed-average sample analyses associated with a measured
            length or a substantial volume.

        •   Eliminate all analyses from "grab" or "dump" samples, unless the sample is of
            a substantial and disclosed weight.

        •   Eliminate all disclosure of the highest or best values/grades of sample sets.
            Present a balanced disclosure of the drill and sampling results

        •   Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile

Brian Boonstra, Esq.
(303) 893-1379